August 8, 2024

VIA EDGAR TRANSMISSION

Mindy Hooker

CC: Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Nuburu, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-39489

Dear Ms. Hooker:

Set forth below are responses of Nuburu, Inc. (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 25, 2024 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth in bold text followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.
We note the following in the Going Concern paragraph of the auditors’ report:
•
The reference to substantial doubt appears to imply only “the Company has stated” and determined substantial doubt exists; and
•
The last sentence does not appear to comply with PCAOB Auditing Standard 2415.

Based on the auditors' report, it is not clear that the auditor concluded substantial doubt exists about the Company's ability to continue as a going concern and it is not clear why the last sentence was included or what it is meant to convey. Refer to PCAOB Auditing Standard 2415 and have your auditor advise or revise their report, as necessary.

Response: The auditor’s report has been amended to correct typographical errors related to the Company’s ability to continue as a going concern. The Company will file a Form 10-K/A with the amended auditor’s report no later than August 12, 2024.

2.
We note in the fourth paragraph of the auditors' report your auditor states they conducted their audits “in accordance with standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America”. Since your auditor is required to conduct their audits of your financial statements in accordance with standards of the PCAOB, it is not clear why they also refer to generally accepted auditing standards. Refer to PCAOB Auditing Standard 3101 and have your auditor advise or revise their report, as necessary.

Securities and Exchange Commission

August 8, 2024

Response: The auditor’s report has been amended to correct typographical errors related to conducting their audits of our financial statements in accordance with standards of the PCAOB. The Company will file a Form 10-K/A with the amended auditor’s report no later than August 12, 2024.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 9. Convertible Preferred Stock, page F-19

3.
We note you have ~2.4 million shares of preferred stock issued and outstanding as of December 31, 2023. We also note disclosures, in two risk factors on page 39 and under Redemption and Conversion Rights in this note, that indicate on January 31, 2025 you will be obligated to redeem the preferred stock for cash at the Original Issuance Price (which appears to be $10/share) if the Conversion Price exceeds the lowest volume-weighted average price per share of the Company’s common stock and you may also be required to redeem the preferred stock for cash if conversions of preferred stock to common stock result in a shareholder owning more than 9.99% of the total shares outstanding. Based on the terms of your preferred stock, that indicate it is redeemable for cash upon the occurrence of an event that is not solely within your control, it is not clear how you determined it is appropriate to classify the preferred stock in permanent equity rather than as mezzanine equity in accordance with ASC 480-10-S99. Please advise or revise, as necessary.

Response: The Company respectfully acknowledges the Staff’s comment.

The guidance in ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The preferred share agreement does not provide a fixed or determinable redemption date or price and neither does it provide a redemption option to the holder. The Company evaluated whether the preferred shares are redeemable upon the occurrence of an event that is not solely within its control. The Test Date indicates that on January 31, 2025 the Company may be obligated to redeem the preferred stock for cash at the Original Issuance Price if the Conversion Price exceeds the lowest volume-weighted average price per share of the Company's common stock and the Share Cap clause states that the Company may be required to redeem the excess preferred stock for cash if conversions of preferred stock to common stock result in a shareholder owning in excess of their individual shareholder cap.

The Company believes it has control over the required redemptions on both the Test Date trigger and the Share Cap trigger because the preferred share agreement provides Company with leeway to determine if it has sufficient funds legally available under applicable law to redeem all then outstanding shares. Actions that management of the issuer and its board of directors could take to avoid net cash settlement are generally considered in the control of the issuer, but actions requiring shareholder approval are considered to be beyond the issuer’s control. The provision that legally available funds are required to redeem the shares was determined to be under the company’s control as the Board has authority over the definition of legally available funds at any given time.

The Company’s control of the redemption trigger events is analogous to the ASC 480-10-S99-3A Classification Example 6 whereby a preferred security provides for redemption in cash or other

Securities and Exchange Commission

August 8, 2024

assets if the issuer merges with another company and pursuant to state law, approval of the board of directors is required before any merger or consolidation can occur. In that case, assuming the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights, the security would be appropriately classified in permanent equity because the decision to merge with or consolidate into another company is within the control of the issuer.

Because the Company’s board of directors has to approve the determination of whether there are sufficient legally available funds to fund the redemption and the preferred shareholders do not control the board of directors, the Company has the right to conclude there are no sufficient legally available funds resulting in preferred shareholders not being able to redeem.

In the absence of a redemption, a holder of the preferred stock can convert its shares as stated in the Certificate of Designations. As disclosed in the Form 10-K for fiscal year ended December 31, 2023, one such holder has elected to convert its preferred shares to common shares. As conversion to equity is the only likely path to be taken on the Test Date, the Company has determined that permanent equity classification is appropriate.

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Sincerely,

/s/ Brian Knaley

Brian Knaley

Chief Executive Officer

CC: Kurt Simmons, WithumSmith+Brown, PC

Amy Bowler, Holland & Hart LLP